

November 15, 2013

Via E-mail
Atonn F. Muhammad
Chairman and CEO
The Real Hip-Hop Network, Inc.
1455 Pennsylvania Avenue NW, Suite 400
Washington, DC 20004

> **Re: The Real Hip-Hop Network, Inc.**
> **Amendment No. 2 to the Registration Statement on Form S-1**
> **Filed November 05, 2013**
> **File No. 333-190837**

Dear Mr. Muhammad:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your response to comment 1. The selling shareholders are acting as conduits for the company because their resales are aimed at creating a market in your shares for which they have not paid any consideration. Revise to state the selling shareholders are underwriters and fix the price at which they are offering their shares for the duration of the offering (not just until they the shares are qualified to be quoted on the OTC Bulletin Board or an exchange).

2. We reissue comment 2 in part. Identify shareholders gifted shares by SSM Media Ventures who were also shareholders of SSM Media Ventures. Also reconcile your share issuances with the disclosure in your financial statements. For example, in your statements of changes in stockholders' deficit, you describe the issuance of the 22,350,000 shares on July 16, 2011 to SSM as "Issuance of common stock option granted to founder for consulting services." In addition, please clarify your disclosure on page II-

2 that SSM Media Ventures transferred 6,936,050 shares to Atonn Muhammad with your disclosure on pages 27 and 64 that he beneficially owns 1,500,000 shares outside of SSM Media Venture's beneficial ownership.

3.   You disclose on page 4 that your primary sources of revenue will be affiliate fees and advertising. Please discuss, as you do on page 38, your anticipated initial source of revenues. Explain that you will be paying fees to DirecTV and DISH Network to distribute your programming and will not be receiving affiliate fees. Also discuss on pages 4 and 38 what is required before you can distribute your programming through DirecTV and DISH Network and the timing and funds needed.

4.   Please disclose any relationship between the fees you owe under the agreements with DirecTV and DISH Network and the minimum funding requirement under the licensing agreement with The Real Hip-Hop Network Broadcast Corporation.

5.   Please revise your description of the assigned agreement with DirecTV so that it is written in plain English. For example, rather than referring to "Affiliate" and "Programmer," please refer to the party's name. As another example, disclose the expected initial term of the agreement.

Risk Factors, page 8

6.   Please add a risk factor that addresses the fees and other requirements you must meet under the assigned agreements with DirecTV and DISH Network and what will happen if you do not meet these requirements.

Selling Stockholders, page 26

7.   Please explain your statements in footnotes 3 and 4 that each of Mr. Matthew Anderson and Mr. Abdul Aquil Muhammad "was formally an affiliate of SSM Media." The use of the past tense and "formally" makes the statement confusing.

8.   It appears that footnote 7 was intended to provide information about Mr. Alvin Butler Jr., but instead states that the selling shareholders marked with an asterisk were gifted the shares by SSM Media Ventures. Please advise. In addition, if the asterisk is intended to illustrate two things – that the shares are subject to a lock-up agreement (per the first paragraph on page 27) and that the shares were gifted by SSM Media Ventures (per footnote 7) – then please state this the first time the purpose of the asterisk is explained.

Advisory Board, page 57

9.   In light of the fact that you do not have formal agreements with your advisory board, and the advisory board does not have any responsibilities to your shareholders, please reduce the prominence given to the members of the advisory board through their lengthy biographies.

Exhibits and Financial Statement Schedules, page II-3

10.   Please file your exhibits in their entirety. In this regard, we note references to Exhibits A, B and C in the assigned agreement with DirecTV filed through incorporation by reference as Exhibit 10.14; however, these exhibits to the agreement were not filed with the agreement. As another example, it appears that the amount of the non-refundable deposit set forth in Section 2.2 of the assigned agreement with DirecTV has been redacted. Similarly, it appears that information has been redacted from Section 6(a) of the assigned affiliation agreement with DISH Network filed through incorporation by reference as Exhibit 10.13 and that the agreement is missing page 19. Refile the agreements in their entirety. Please note that, if appropriate, you may submit a request for confidential treatment of portions of your exhibits pursuant to Rule 24b-2 of the Exchange Act.

11.   Please clarify that the form of lock-up agreement filed as Exhibit 10.11 relates solely to Mr. Muhammad and Mr. Butler Jr.

        You may contact Charles Eastman, Staff Accountant, at 202-551-3794 or Terry French, Accountant Branch Chief, at 202-551-3828 if you have questions regarding comments on the financial statements. Please contact Ajay Koduri, Staff Attorney, at 202-551-3310 or Kathleen Krebs, Special Counsel, at 202-551-3350 with any other questions.

                                            Sincerely,

                                            /s/ Kathleen Krebs, for

                                            Larry Spirgel
                                            Assistant Director

cc: Via E-mail
       Timothy S. Orr, Esq.
       The Law Offices of Timothy S. Orr, PLLC